SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 3 June 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM dated 27 May 2011
99.2	Total Voting Rights dated 31 May 2011
99.3	AGM Resolutions dated 31 May 2011

Exhibit No: 99.1

ISSUED ON BEHALF OF INTERCONTINENTAL HOTELS GROUP PLC

Results of 2011 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 27 May 2011.

All resolutions set out in the Notice of Meeting were duly passed on a poll.  The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1.	Receipt of financial statements 2010	197,700,611	99.98	49,205	0.02	197,749,816	82,744
2.	Approval of Directors' Remuneration Report	180,843,226	96.24	7,062,882	3.76	187,906,108	9,927,433
3.	Declaration of final dividend	197,682,098	99.98	46,838	0.02	197,728,936	103,624
4a.	Election of James Abrahamson as a Director	197,052,164	99.65	686,842	0.35	197,739,006	93,306
4b.	Election of Kirk Kinsell as a Director	197,059,497	99.66	678,557	0.34	197,738,054	94,506
4c.	Re-election of Graham Allan as a Director	197,266,702	99.77	463,448	0.23	197,730,150	102,410
4d.	Re-election of Andrew Cosslett as a Director	196,987,592	99.65	699,235	0.35	197,686,827	145,733
4e.	Re-election of David Kappler as a Director	197,250,425	99.75	489,683	0.25	197,740,108	92,452
4f.	Re-election of Ralph Kugler as a Director	197,250,323	99.75	490,068	0.25	197,740,391	92,115
4g.	Re-election of Jennifer Laing as a Director	197,272,461	99.76	467,699	0.24	197,740,160	92,400
4h.	Re-election of Jonathan Linen as a Director	197,236,893	99.75	501,318	0.25	197,738,211	94,349
4i.	Re-election of Richard Solomons as a Director	197,058,630	99.65	685,923	0.35	197,744,553	88,007
4j.	Re-election of David Webster as a Director	196,877,594	99.57	858,082	0.43	197,735,676	96,884
4k.	Re-election of Ying Yeh as a Director	196,992,127	99.62	743,574	0.38	197,735,701	96,629
5.	Reappointment of Ernst & Young LLP as Auditors	194,753,700	98.48	3,007,877	1.52	197,761,577	70,983
6.	Authority to set Auditors' remuneration	192,158,785	97.21	5,524,620	2.79	197,683,405	149,155
7.	Political donations	196,209,067	99.30	1,382,428	0.70	197,591,495	241,065
8.	Authority to allot shares	163,669,169	85.48	27,800,921	14.52	191,470,090	6,362,470
9.	Disapplication of pre-emption rights	197,351,190	99.82	347,796	0.18	197,698,986	134,555
10.	Authority to purchase own shares	195,860,269	99.76	476,039	0.24	196,336,308	1,497,233
11.	Notice of General Meetings	182,437,245	92.25	15,321,798	7.75	197,759,043	74,498

NOTES:

1.	The 'For' vote includes those giving the Chairman discretion.

2.	Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.	The total number of ordinary shares in issue, excluding Treasury shares, on Wednesday 25 May 2011 was 290,267,011.

4.
Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do

For further information please contact:
Investor Relations
(Heather Wood, Catherine Dolton):                                              +44(0) 1895 512 176

Media Relations                                                                               +44 (0) 1895 512 425
(Leslie McGibbon, Kari Kerr):                                                        +44 (0) 7770 736 849

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.

IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.

IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club® Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

Exhibit No: 99.2

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 May 2011, InterContinental Hotels Group PLC's issued share capital consists of 290,267,011 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 290,267,011.

The above figure, 290,267,011, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
31 May 2011

Exhibit No: 99.3

31 May 2011

InterContinental Hotels Group PLC

Following the Annual General Meeting of InterContinental Hotels Group PLC held on 27 May 2011, at which all proposed resolutions were duly passed, in accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than resolutions concerning ordinary business, have been submitted to National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	3 June 2011